

December 8, 2011

Via E-mail
LVB Acquisition, Inc.
c/o Jody S. Gale
Vice President & Associate General Counsel
Biomet, Inc.
56 East Bell Drive
PO Box 587
Warsaw, Indiana 46581

     Re: **LVB Acquisition, Inc.**
             Amendment No. 1 to Form 10
             Filed November 22, 2011
             File No. 000-54505

Dear Mr. Gale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please be advised that your registration statement has gone effective by lapse of time. As a result, you are now subject to all applicable Exchange Act reporting requirements, including without limitation the filing of periodic reports, Forms 8-K, as applicable, and Section 16 reports.

Results of Operation, page 44

2.   We note your revisions in response to prior comment 3; however, it continues to be unclear what material factors caused the changes you note in your disclosure. For example, you state that knee sales increased due to "growth in International knee sales," but it is unclear what caused that growth or what caused the decrease in U.S. partial knee sales. Did the "market weakness" or "price declines" noted on page 82 or the decrease in

average selling prices noted on page 47 have a material impact on one or more of your businesses? Please revise.

Compensation Methodology, page 81

3.   We note your response to prior comment 12. Notwithstanding your disclosure regarding lack of a "formal benchmarking process," it continues to appear that you base compensation decisions, at least in part, on information regarding the compensation within your "informal peer group." Therefore, please revise to identify those companies.

Director Compensation, page 102

4.   Please expand your response to prior comment 16 to tell us the names of the individuals who provide the services to you under your agreements with the affiliates of your directors. Also state clearly whether your directors provide any of those services. It remains unclear why the compensation paid to affiliates of your directors is not reported in the table required by Regulation S-K Item 402(k); refer to Regulation S-K Item 402(a)(2).

Note 15. Contingencies, page 144

5.   We refer to your response to prior comment 31. You indicate that you believe that disclosure under "Other Loss Contingencies" provides relevant disclosure under FASB ASC 450-20-50-4b. However, with respect to the individual matters described in the footnote, you indicate that you cannot make assurances with regard to the final outcomes. Also, it appears that your disclosure regarding materiality in the last paragraph of the footnote is limited to the contingencies disclosed under "Other Matters." Accordingly, with respect to the individually described matters, please more specially explain to us how you believe your disclosure is responsive to the guidance from FASB ASC 450-20-50-4b.

Biomet, Inc.

Form 10-K for the fiscal year ended May 31, 2011

6.   As applicable, please consider our comments on LVB's financial statements and related disclosures in the separate financial statements of Biomet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Geoffrey D. Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey D. Kruczek for

Amanda Ravitz
Assistant Director

cc: James Small, Esq.
Clearly Gottlieb Steen & Hamilton LLP